Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

08002348

Date April 28, 2008
Contact Martina C. Erni

Unaxis Holding

OC Oerlikon Corporation AG, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Corporate Communications

Enclosure

• **Disclosure of shareholding of Victory to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone   +41 58 360 96 05
Fax   +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

Disclosure of Shareholding pursuant to the Stock Exchange Act

Pfäffikon SZ, April 28, 2008 – According to information provided on April 24, 2008, by Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch, Uraniastrasse 9, 8001 Zurich, Switzerland, their sale positions fell due to sale below the 25 % threshold. The structure of the Deutsche Bank group's holding in OC Oerlikon Corporation AG, Pfäffikon is as follows:

Purchase positions:

Total percentage of voting rights: 22.636 %

* 1 025 796 registered shares (7.253 %)
* 20 630 167 conversion and share purchase rights with 2 175 318 (15.325 %) voting rights conferred [*]
* 815 written shares sale rights with 8 150 (0.058 %) voting rights conferred [*]

Sale positions:

Percentage of voting rights from underlying shares: 24.922 %

* 302 137 share sale rights with 564 370 (3.991 %) voting rights conferred [*]
* 909 736 415 written share purchase rights with 2 960 278 (20.932 %) voting rights conferred [*]

Date of the sale which resulted in holdings falling below the threshold: April 18, 2008

*) Based on a recommendation by SWX Swiss Exchange of February 1, 2008 for practical reasons there will be no publication of the extensive details on the financial instruments required by article 13 para. 1 and 1bis in connection with article 17 para. 1 lit. a and para. 1bis SESTO-SFBC. These can be obtained free of charge from OC Oerlikon Corporation AG, Pfäffikon, Churerstrasse 120, CH-8808 Pfäffikon (e-mail: ir@oerlikon.com; tel: +41 58 360 96 22; fax: +41 58 360 91 93).

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone   +41 58 360 96 96
Fax   +41 58 360 91 96
www.oerlikon.com

The group holding a share of voting rights in OC Oerlikon Corporation AG, Pfäffikon consists of the following members:

- Deutsche Bank AG Frankfurt
  Theodor-Heuss-Allee 70
  60486 Frankfurt am Main, Deutschland
- Deutsche Asset Management Investmentgesellschaft mbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Deutschland
- Deutsche Bank Trust Company Americas
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Investment Management Americas Inc.
  345 Park Avenue
  New York, NY 10154, USA
- DWS Investment GmbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Deutschland
- Deutsche Asset Management (Japan) Limited
  Nagata-cho, Chiyoda-ku, Sanno Park Tower 2-11-1
  Tokyo, Japan
- Deutsche Bank National Trust Company
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Asset Management (Australia) Limited
  Corner Hunter and Philipp Street
  Deutsche Bank Place, Level 16
  Sydney, NSW 2000, Australien
- DWS Investment S.A., Luxemburg
  2 Boulevard Konrad Adenauer
  1115 Luxembourg
- DWS (Austria) Investmentgesellschaft mbH,
  Hohenstaufengasse 4,
  1010 Wien, Österreich

Nature of agreement: group of companies

Person responsible for representing all group members:
Deutsche Bank AG, Frankfurt am Main, Zurich Branch
Dirk Hadlich, Uraniastrasse 9, 8001 Zürich

The shareholder's contact person:

Dirk Hadlich, Telephone: +41 44 227 37 84, Fax: +41 44 227 30 84

OC Oerlikon Management AG, Pfäffikon   Telephone   +41 58 360 96 96
Churerstrasse 120   Fax   +41 58 360 91 96
P.O. Box   www.oerlikon.com
CH-8808 Pfäffikon SZ

For further information please contact:

Burkhard Böndel	Frank Heffter
Corporate Communications	Corporate Investor Relations
Tel. +41 58 360 96 02	Tel. +41 58 360 96 22
Fax +41 58 360 91 93	Fax +41 58 360 98 22
pr@oerlikon.com	ir@oerlikon.com
www.oerlikon.com	www.oerlikon.com

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets.



OC Oerlikon Management AG, Pfäffikon Telephone +41 58 360 96 96
Churerstrasse 120 Fax   +41 58 360 91 96
P.O. Box www.oerlikon.com
CH-8808 Pfäffikon SZ